Exhibit 99.3
Press Conference for Management Discussion on Earnings Release for quarter ended December 31,
2005 of Wipro Limited
18th January, 2006
Present:
Azim Premji — Chairman
Suresh Senapaty — Executive VP & Chief Financial Officer
Dr A L Rao — President, Technology Solutions & Chief Operating Officer
Sudip Banerjee — President, Enterprise Solutions
Girish Paranjpe — President, Banking and Financial Solutions,
Suresh Vaswani — President, Wipro Infotech, Technology Infrastructure Services, Global Testing Services & Enterprise Application Services
T K Kurien — President, Wipro BPO
Vineet Agrawal — President, Wipro Consumer Care & Lighting
Statement to the Press by Azim Premji
Azim Premji
Good morning and thank you for making it through the roads of Sarjapur to the press conference.
At the outset let me wish you all a happy New Year. The detailed quarter results are with you in the press docket. Let me share with you some thoughts on our performance and prospects.
What made the quarter special was the fine balance we achieved between delivering short term results and building a long term sustainable business. In terms of quarterly results, all our major business segments recorded robust growth rates in Revenues and Profits. We crossed two significant milestones this quarter — Our IT Businesses crossed Rs. 10,000 crores annual run-rate and our Global IT Business surpassed 50,000 landmark in employee-strength. Revenues in our Global IT business at $473 million were ahead of our guidance of $463 million. The IT Services business continued to witness broad based growth, across Verticals, Geographies and Service lines. Our Financial Solutions and Technology businesses delivered yet another quarter of double digit sequential growth. Our differentiated services such as Testing, Technology Infrastructure Management and Enterprise Application Services continue to grow ahead of overall growth rate. We added 61 new clients — the highest ever customer-add. Demonstrating the robustness of our business model, not only did we absorb the impact of compensation revision for our Offshore team, but improved our Operating Margins. Our Business Process Outsourcing business — which has been a subject of much discussion — delivered sequential Revenue growth, improved Operating Margins, increased billable team size and won strategic assignments from customers. Over the last couple of quarters, our BPO business has demonstrated consistent improvements, reinforcing our confidence that Wipro BPO is capable of leading industry growth, even though growth in the near term may be muted.
Our India, Middle East and Asia Pac IT business recorded year-on-year Revenue growth of 17%. Improved business profitability in this segment saw the Profit Before Interest and Tax grow faster at 39%. Wipro Consumer Care & Lighting and Wipro Infrastructure Engineering businesses also turned in good performance.
In terms of a longer term perspective, we built a strong platform for growth in our Product Engineering Business and Banking Solutions business through the acquisition of NewLogic in Austria and mPower in US and India. Our investments in account management continued to pay off. The top 10 customers in our Global IT business grew ahead of the company growth rate; we continue to see improvements in our customer mining efforts — apart from increasing the number of million dollar customers sequentially to 210, we now have 3 customers with Revenue run rate in excess of $50 million. With the NewLogic acquisition and the planned facility in Romania, we are expanding our geographical footprint.
Looking ahead, the two questions that drive our business remain unchanged — how do we deliver superior Solutions to our customers and how do we deliver sustainable value to our stakeholders. The answers to these questions lie in devising strategies that anticipate emerging challenges and opportunities, and relentless focus on execution — that converts strategies to business results while constantly improving operating productivity.
Thank you
Suresh Senapaty
A very good morning ladies and gentlemen. Very nice of you to have taken the pain of coming over here and being on time for the press conference. We appreciate and acknowledge the trouble you have taken. Like Mr. Premji, said we had one more strong quarter, quarter ending December 2005, and I will take about five minutes and a few slides to just explain little bit of detail; some of you have already covered through the various press and media, some of you just can pick it up from here, and you already have the press releases already in your hands.
Looking at this, the revenue for the company was Rs. 2744 crores which was the 9.5% sequential growth and this is against a backdrop of 10.8% last quarter. Similarly if look at the profit before interest and tax, Rs. 592 crores, 13% sequential, and this is backed again by 13% sequential growth we got in September quarter. Profit after tax Rs. 544 crores, 13.7% sequential growth against a backdrop of 11.7% we got in quarter ending September. If you look at the segments here, global IT services sequential growth of 12%, in dollar terms 10%, and PBIT of Rs. 526 crores which is a growth of 13.8%. Last quarter, we had 11.2% and that inched up to 13.8% quarter ending December. India, Middle East, and Asia Pacific — which is our Wipro Infotech business — Rs. 399 crores of revenue, YOY 17%, Rs. 37.6 crores of PBIT which is about 26% YOY growth; which means there is a margin expansion that we are seeing. And similarly Consumer Care and Lighting Rs. 155 crores, 7.8% sequential growth and 20% YOY growth. Similarly on the profit before interest and tax growth of 7.2% which is much better than what we did in September quarter which was 4.3%. So all in all, if you look at the Wipro Corporation, Rs. 2743 crores, IT business per se has exceeded Rs. 2500 crores, which means we are crossing the Rs. 10,000 crores annual run rate both from the Wipro corporation perspective as well as our IT business perspective.
Some of the other highlights: Revenue at $473 million a QOQ growth of 10%, ahead of our guidance of $463 million. It includes about $1.3 million of acquisition which was not factored in the guidance, and that’s add-on. This is despite an increase in the wage that we talked about effective of 1st of November when we had given about a 12% increase in salaries for all offshore employees; and there was a utilization reduction some of the improvement that we achieved in terms of offshore mix, some of the improvements we achieved in terms of some cost management has been able to result in an operating margin expansion of 40 basis points. Strong volume growth in IT services, person months billed went up by 12.7%. Proportion of revenue from offshore projects went up by 160 basis points to 46.9%; last quarter also we had seen an improvement which was about 11.7% and now it has gone up by 12.7%. Proportion of robust people addition continues; net addition of 5189 compared with a head count of 3924 last quarter, which is a significant improvement, including 3770 in IT services and 1400 in BPO. So the team size overall now therefore crosses the 50,000 landmark. Wipro BPO business operations continue to improve. Sequential we have seen a growth about 4% and 350 basis points improvement in operating margins. The head count increase also includes about 471 people that we got by virtue of the two acquisitions that we did in terms of NewLogic as well as mPower. So two acquisitions, $1.3 million of revenue, and the consolidation has happened effective 1st of December for mPower and for NewLogic, it is effective 28th of December; but the revenue impact will be felt only in January 1, 2006.

If you look at the revenue dynamics of Global IT, financial solution continues to be the growth driver, a star for our sales, combined technology business also has given double-digit sequential growth. If you look at the enterprise solution, again a very good growth of 9% and that is supported by the TMTS, which is the Technology and Media Practice of ours as well as the vertical dealing with Energy and Utilities. Our Differentiated Services again did very well. Testing Services 89% YOY, 20% sequential; Technology Infrastructure Services grew 45% YOY, 16% sequential; and Package Implementation 34% YOY, 10% sequential. Europe sustained its pace of strong growth. Again another quarter of double-digit sequential growth and this quarter we also saw Japan going back into the growth trajectory of double-digit sequential growth.
On the customer add point of view, again a very satisfying quarter: 61 customers, highest every any particular quarter and that includes about 13 clients from Fortune 1000 customers. 20 new customers were in the Product Engineering, and 37 were North America. Customers who have been in enterprise solution space includes an electronic major from Europe, a major apparel brand in US and one of North America’s leading new home builder. In embedded space, system space, wins including one project that we are doing for a European tier 1 automotive supplier to design car navigation system for its China market, very interesting, and China is something which have just got into over the last few quarters and we are building traction there and this is one very good unique star project that we have got. We won a multimillion dollar, multiyear complete migration of legacy banking and asset management systems to a new platform for a major bank in continental Europe. Again one unique project in Continental Europe where our penetration has not been so good so far. One of the top 10 mortgage companies in the US selected Wipro as its strategic partner for enterprise BPO work. Reflecting continued customer confidence in Wipro, customers with $1 million revenue has gone up from 201 to 210. Customer of $5 million or more has gone up from 77 to 84, and for the first time we saw three customers into a $50 million annual run rate.
Some of the other highlights. Wipro has been credited and selected as 2005 winner for the annual ASTD-BST Award, which is nothing but American Society of Training and Development which is acknowledgment of the world class training facility that we have and training practices that we have in India and across the globe. Similarly Wipro Infotech won another total outsourcing project from an MNC energy company. Other wins included system integration and infrastructure provisioning kind of contracts. Wipro Infotech received a 2005 Sales Champion Award from HP... from HP Open View Management Software as an outstanding performance award.
In summary therefore, track record of consistent growth continues. Global IT business revenue grew for the quarter, expected to be Rs. 510 million, QOQ of about 8%. This will include about $10 million coming from the acquisitions like I said; about $ 1.3 million has been covered from 1st of December, and three months of that will be covered in the current year, current quarter from mPower plus the NewLogic revenues will flow in from 1st of January 2006. We continue to deliver broad-based growth, vertical service line, geographies are showing good promise and have shown so. Robustness of business model prove again our expanded operating margins. Significant steps taken in strategic inorganic initiatives. We have seen already two acquisitions. We have shown that in the past also. We are excited about some of these early responses and early synergies that we are seeing, and that is making our vehicle of inorganic growth much more active, and we would continue to be looking at more and more of such opportunities. Even if you look at the customer growth point of view Top 5 customers have grown 15% sequentially, top 10 customers have grown 11% sequentially, and overall therefore customer add has been good, customer penetration has been good. The efforts that we have taken in the past four quarters in terms of managing the customer account has been yielding good results, including selling more and more service lines into the existing customer base.

Wipro Infotech has continued to do well despite the fact that December quarter is not necessarily a very good quarter. Wipro Infotech has delivered 27% YOY growth in the services part of the business which is the high focus for Wipro Infotech, and 35 new projects; 38% of our revenue comes from services and some of the projects that it has won has a piece of BPO as well as IT.
Non-IT business again also continued to sustain good growth momentum. We are seeing the results in Wipro consumer care part of the business, 20% YOY growth and about 7.5% sequential growth. The furniture business that we launched is continuing to show traction. We are very encouraged about it and we are focussing more and more. The C&I part of the business again has been doing well and it is on plan and doing better. Similarly our growth in Santoor which is the flagship brand that we have in our Consumer Care business. Some of the initiatives that we have taken in the past few quarters of launching more and more wellness products are showing good traction. We are more and more encouraged in some of those launches and staying on course with respect to some of that space.
Similarly our Wipro Infracture Engineering, what we call as WIN, has also done well, very good growth, very good attraction, and going forward we see very good promise in that part of the business too.
So therefore in summary, we think Wipro is well positioned to deliver the strong value for its stakeholders. In addition to this, we have some supplement data which we will have on your folders which deals with the US GAAP numbers which are similar and not too much variance to the India GAAP results. You have some of the breakdowns with respect to businesses. It comes from the verticals and geography. I think noteworthy here is the net additions and the people head count which is 5189, and after a head count of 3924 in the last quarter; and you see a swing in the BPO services from a decline of 651, we are seeing a 1419 addition in this quarter. The total head count you see from 45,800 has gone up to 51,000, crossing the 50,000 mark. So with these few words, I would now open the session for Q&A.
Moderator
We now take on your questions. Before that, we will be distributing the copy of this presentation; it is just coming in.
Correspondent
I just wanted to take you upon the last slide about Europe, because there is a talk of 89% growth in the year and year growth in the revenue from Europe what I could see; but this share of Europe has fallen over the year and even over the quarter QOQ would assist I think from 32.4%, it has come to 33%. So I wanted some perspective, is really Europe driving business because it does not seem to be outperforming overall growth that I can see.
Suresh Senapaty
The growth of 89% that we talked about is Testing Services, not Europe. So testing services sequentially was 20%, and YOY was 89%. So far as Europe is concerned, it grew double-digit sequentially and YOY it has grown 45%, so that growth is much higher than our average growth rate; and this has been a consistent performance so far as Europe is concerned for the past about 8 to 10 quarters it has been growing very well for us. And this quarter we also bounced back in Japan with a double-digit sequential growth.
Correspondent
Okay Europe double-digit sequential and year-on-year you said how much sir, 45%, but what about the share of revenue in overall Global IT revenue, how does it look right now... and over the last year and last quarter.
Suresh Senapaty

Europe share is about 33% up from 32.4% last quarter, up from 30.2 in December quarter 2004; that means YOY the share has improved from 30.2% to 33%. Sequentially, it has improved from 32.4% to 33%.
Correspondent
Okay so it has increased in that share.
Correspondent
Can you give some additional perspective on how the BPO business did in terms of transaction versus voice business, any more color you can give us on the changes that have happened so far?
T.K. Kurien
In the last quarter, what we have seen, especially over the past two quarters maybe, what we have seen as more and more sales of integrated deals, which means integrated BPO and IT deals, and last quarter we have two of them. More importantly, what we have seen is that given our front-end, we have integrated our front-end completely now with Wipro Technologies. So today we have a joint sales force that goes in which is led by Wipro Technologies into the customer base. I think the effect of that can be seen pretty much in the numbers. Last quarter, we have added on six new customers, all of them in the transaction processing space.
Suresh Senapaty
Just to supplement that point that I talked about on Europe, YOY growth is 51% and sequential was 13%.
Correspondent
Mr. Kurien, I wanted to take you up a bit more on that because joint front-end is not new because we have been hearing about this from Wipro from two to three years. Could you tell us more about the transaction part of the business as to exactly what kind of work are you doing these days that is driving up margins.
T.K. Kurien
Okay let me answer that question in a different way. Let me also correct one perception. The joint sales force has been something that’s been there now for the past two quarters. It has not been there for the past three years. We had a separate sales force for Wipro BPO and we had a separate sale force for Wipro Technologies till about two quarters ago.
Correspondent
Coordination to unification is what you are saying?
T.K. Kurien
We have completely unified in the front-end, earlier it was coordinated... you are right. On the second question which is what kind of deals we are winning. There are two kinds of specific areas that we are focused around. One is around the back office which includes finance and accounts, procurement and HR. And also in vertical specific industries. For example, in BFSI, we might go after a segment like mortgaging processing. So those have been specific segments that we have been kind of selling and focused around selling-in.
Correspondent
But is the pricing model still centered around time and material in this or is there... ?
T.K. Kurien
The pricing model has changed significantly when it came to transaction processing, and if you look at it, in transaction processing, it is more or less based upon the number of transactions, transaction-based pricing.

And the other area where we have had significant success over the past quarter has been in our manufacturing vertical where we have really gone after the back office.
Reporter
So what’s the latest mix on transaction to voice business?
T.K. Kurien
See the way we look at it is that we have changed the component a little bit because what happens is the way we are measuring it right now is integrated deals versus nonintegrated deals, and integrated deals would be any deal where we sell transaction as well as voice together because the voice components will always be there as part of any transaction processing deal. So the mix, if you may, today is running at around 17% in terms of transaction processing, based upon the old definition; we are pretty confident about the fact that we will hit 40% in about two years time which is the goal that we have set for ourselves.
Suresh Senapaty
Can I request some of you standing there to just come in and sit down and take the chairs please here. A lot of chairs empty. Can I request some of you to come over and fill in the chairs.
Correspondent
What do you think is going to be the proportion that is going to change? It is not as if your voice is being washed out of that.
T.K. Kurien
The voice business is not getting washed out. I just want to correct that perception because the proportion is going to change.
Correspondent
Last time you said that you are awaiting land. You were awaiting clearance from the state government for land allocation to create your own park... what is the update on that? And secondly on e-waste; some allegations were there that you are not disposing off your e-waste as it should, so what is the position there?
Suresh Senapaty
I think so far as land is concerned some of the applications that we have lodged with the government continues to hold good and as an when we get it we can let you know.
Correspondent
One of the big, I think it was either Green Peace or component thereof, they said that you are not disposing your e-waste properly; lot of pollution had been created by you because you were not disposing it off as it should be done.
Suresh Senapaty
No actually some of that which was there it was not so called Wipro’s property there. It was somebody else’s and therefore I think the issue that got highlighted it is not necessarily that relevant. But Wipro has got the necessary registrations to deal with whatever it does in terms of dealing with waste with respect to all the systems and computers that it handles.
Correspondent
The surprise element has all been Wipro Consumer Care. If you take the sequential growth rate, Mr. Senapathy you said for the quarter ended September 2005 you grew 4.3% but for December 2005 you have grown 7.2% I mean,is this in line,because most of the FMCG companies are increasing their prices, operating margins are getting more fatter, so is this the experience that you are also having,or is it coming from the new businesses that you talked of?
Vineet Agarwal
I handle the consumer care and lighting business. Our Q3 has been good in terms of sequential growth largely because we have launched a liquid detergent in the Nrth which really sells in the winters. It’s a liquid detergent for woolens and therefore this quarter shows a good increase. This is the product which we launched about two years back and we have been getting a good traction on this for the last two years. The second reason why the consumer care and lighting sequentially has grown 7% and 20% year-on-year is because of our furniture business which has grown well as we go forward. This is another business which we launched about 1-1/2 years back and we have done about 22,000 work stations with about 80 customers now which has given us good traction in this business. The third area, which again Mr. Senapathy had ioned is our commercial institution business, the C&I business which has done well where we lighten lot of offices, a lot of stadia, and street lighting. We won a very prestigious Delhi Metro order where we did all the 26 stations of line 3 which were inaugurated on December 30th, in which lot of lighting control in terms of dimming of lights during the day and lighting up during the night automatically, has been done by us.
Correspondent
There are reports that Wipro is planning to setup a captive power generation plant of 100 megawatts capacity. Is it because you are not able to source cheaper power from the grid?
Suresh Senapaty
Well so far as power is concerned currently we source our power from the electricity boards of the various states where we are operating plus we have our own standby power which is captive gensets. We are constantly evaluating alternatives to be able to get much high quality power or much low rate power, and I do not think we have come to any concrete decision with respect to that, but these will be like tactical decisions on an ongoing basis we would be taking.
Correspondent
What has been impact of the flood on the psychology of the company as well as on the financial implications of loss, of delayed business in the future.
Suresh Senapaty
If you look at the issues that we had, we had primarily in Bangalore... one of the facilities which was little lower level where it did get impacted in the Hosur Road. But very quickly we were able to have alternative arrangements for people to able to work so that our customer was able to get the right kind of service. So it was not too much of an impact, had a very small negligible impact. But if you look at some of the facilities that we are building we are making sure that they are at a particular height that even if there were to be any kind of heavy rains or floods of this particular nature, our activities do not get disrupted. The facility that did get impacted was a facility which has been there for more than 10 years for us, but all the new facilities that we have been building for the last five to seven years, generally we have kept this always in mind that any kind of contingencies of this nature should not result into disruption.
Dr. Lakshman Rao
It has affected only one building operation for us, and we could immediately replace and shift the entire operations to other of our facilities and continue the work. Going forward, we also have decided not to really keep any equipment in any of the low lying areas, but net-net we have not been impacted by the floods because we could really make makeshift arrangements and restore the work from our other facilities.

Correspondent
Perhaps Mr. Premji can answer this. You made two acquisitions in electronic payment related area, and your another one was I think mobile technology. Is there is any specific area that you are looking at which could add to your acquisition in terms of the skill sets or domain, any particular domain you want to talk about; and also will you continue to be focussed on what’s called a string of pearls, smaller acquisitions, or are you open to the idea of making larger ones?
Azim Premji
We would progressively make larger ones, but not significantly larger ones because we see the real skill sets what we are looking for and the geography presence very adequately in the size of acquisitions which we are making. We are looking at increasing our footprint in Europe, that’s one criteria. We are adding to domain knowledge and skill sets in terms of the way we are going about the acquisitions in markets where we think we need to add to domain knowledge and skill sets, that’s the second criteria. We are getting quick access to solid local talent, which we are able to supplement and add to our own talent, that’s another criteria. And our approach here is to make these acquisitions and grow them at rates which are equal or better than organic growth rates. So you will see going forward, an approach were we will continue to look for opportunities and continue to do the acquisitions. I think the world is finding that more and more of the smaller companies, and companies below say a $100 million, are getting forced into consolidation... because customers are wanting to deal with larger parties; and that is presenting an enormous opportunity to us.
The way we have reorganized also for acquisitions including the reorganizations within the business units... is giving us much more confidence in being able to integrate them successfully, certainly more successfully than what we have done in the past.
Correspondent
Mr. Premji, how has been the transition post Vivek Paul’s regime, for you in particular... has the load has gone or workload for you.
Azim Premji
I think you will eventually see it in the results. I think the results of Q3 is a good endorsement to the success of the transition management. I think the answer is as simple as that. My load has not gone up.
Correspondent
Is most of it repeat business itself?
Azim Premji
It is not repeat business. The acquisitions are certainly not repeat business. Our growth rates in our large accounts is certainly not repeat business. For the first time, our growth rates in large accounts have been ahead of the overall average. The addition of 61 customers in a quarter is certainly not a repeat of the past. The investments which we are making in terms of building more skills on the front-end and investing in large accounts for more accelerated growth, for more depth of penetration, for more wide penetration, is certainly not repeat in terms of what we have been doing in the past.
Correspondent
But, are you Mr. Premji still in a hunt for a CEO?
Azim Premji
No, we are not in the hunt for a CEO.

I hope you are not in the hunt for a CEO for us, you make me feel very insecure.
Correspondent
On more question on Japan please. Can you comment Mr. Premji on how challenging the Japanese market has been for Wipro and for the other Indian IT companies; is it a particularly challenging market to get into and to expand?
Azim Premji
You know the good thing is we faced the challenge of Japan five years back. We have built a very strong base in Japan. We have a development center just outside of Tokyo: Yokohama, we have about 55 people in that development center approximately out of which 85% are local Japanese. We have in excess of 200 engineers in our circuit, I am talking about 200 active engineers who can speak, read, and write Japanese. We run a program in Chennai which varies between six and nine months, residential program in building people in Japanese language skills, Japanese writing skills, and Japanese culture skills. You have seen our growth rates in the last quarter which is about 14% sequential. So I am confident now we are building strong traction in Japan and particularly in our Product Engineering Services business which has a substantial share of we sell in Japan, we are doing very nicely there. Dr. Lakshman Rao will also tell you about that, and now we are started to make good penetrations in the retail sector. We have started to make some penetrations in the financial solutions sector. And I think most important is that we have got our leadership now to really focus on Japan in terms of visits, in terms of market development, and I think Japan is at a stage where you can see more penetration taking place. Japan has very-very many multinational companies, and they are looking at areas where they need to supplement the internal talent, and they are looking at areas very aggressively where they need to do cost take-outs. Also our presence in Shanghai and our presence in Beijing as small development centers are also able to cater to our Japanese customers.
Correspondent
Considering the size of the Japanese IT market, why isn’t Wipro and why aren’t the other Indian IT companies getting more of their revenue from Japan? Is it a cultural problem, is it that they prefer sending their outsourcing deals to China?
Correspondent
I think there enormous challenge is in being successful in Japan and the most important challenge is language skills; very essential. That acts as a limitation. Second, I think Japanese companies today up to today have been more conservative. Also, Japan has a very strong presence of systems integration companies, systems engineering companies, which in one form or the other get associated or partnered with all the large companies there, and they have had very old established relationship in servicing the requirements of the existing companies unlike the rest of the world. It is not that it is completely absent in the rest of the world, but in America it is not so much and in Europe it is there, but in Japan it is very-very prevalent. Let Lakshman also answer your questions our product engineering services.
Correspondent
Commenting on the Japanese market opportunities, we see good opportunities, particularly in the product engineering space, in the semi-conductor industry, handsets, mobile devices industry, automobile, and industrial automation. These are the segments where we have really progressed well in the Japanese market. We have also been able to successfully sell our intellectual property components, in CLA communication, in blue tooth, etc. So as far as the product engineering space is concerned, some of the challenges otherwise we would face whether it is a language requirement or whether it is a local interfacing, you don’t see so much challenge in the product engineering space and we have been very successful. In fact, in the last two quarters, we had a significant growth coming from the Japanese market, product engineering solution has grown double digit quarter-on-quarter from the Japanese market. Yes, we have some challenges when it comes to IT because #1 is the language requirement. Second is the migration from the internal proprietary systems to standard package implementations like SAP or Oracle, there has been a little bit of delay in the Japanese market compared to other geographies. Now there is a migration taking place to the standard package implementation and we are seeing traction in that space. Provided we address of the language requirements, we also hope to get good traction in the enterprise side particularly in the package implementation space.
Correspondent
So looking forward, would one of you be able to give us an estimate for how much of your business might come from Japan say five to seven years from now.
Correspondent
Well I think it is not as if we are wanting to cap US, Europe, or Japan. We think that the kind of levels at which we are, we have opportunities to grow in Europe, in US, in continental Europe, in Japan, in China, and so on. So it is too premature to say what exactly will the percentage be. We will always be looking at opportunities of growth in all the geographies without any capping at least as long as we are at the kind of current run rates.
Correspondent
You have got 61 clients in Q3. Can you give me a breakup? I mean how many of them came through the acquisition and how many were through your own efforts? What was the breakup between how many came through NewLogic and mPower and how many came on your own initiative?
Suresh Senapaty
Excluding clients, we have got two acquisitions, they are entirely organic. You know the 61 like NewLogic we said we have consolidated the balance sheet as of 31st of December but nothing on the P&L side because the consummation happened on the 28th of December. The NewLogic, we did it, but 61 does not include that. It is primarily the organic customer adds.
Correspondent
One more on the client side. You are mentioning about a continental Europe bank which is mentioned as multiyear, multimillion, we would love to have to some more details, is multimillion a double-digit figure and is there at least country, and of course if possible name on that, any further indication on how big or how significant the deal is?
Girish Paranjpe
You know we are constrained by customer confidentiality agreements from saying which client, how many years, what kind of service, so broadly.
Correspondent
Multimillion, can we take that to be a double digit multimillion?
Girish Paranjpe
Very difficult for me to answer that question.
Azim Premji
Clients have become very protective on us. Why you see, we hardly ever name clients now and it is just no point getting into conflicts with them on this issue.
Suresh Senapaty
But we can say that it is a decent size otherwise we would not have mentioned about it.

Correspondent
How many from Europe, 37 from North America, and how many from Europe, the geographical breakup?
Suresh Senapaty
Europe is 11. US is 36. US we said 37 including 1 for the BPO.
Correspondent
I just want an explanation for this 58% negative growth in PBIT other income, how much of it is attributed to rupee volatility under the PBIT?
Suresh Senapaty
When we talk about the segment report, we advice you to go by the segment report that we have given which factors the entire operational as well as the foreign exchange that deals with it because as you know we do a foreign exchange on a hedge accounting basis which means the hedges are accounted for and booked for specified collections, specified revenues of that particular quarter. So on a quarter-on-quarter basis, the exchange point of view, we did not have any impact on the profit and loss account between Q2 and Q3. We gained some in the US dollar — Rupee, we lost on a sequential basis, and we lost some in terms of pound sterling, so net-net, if you look at the revenue stage as well as the cost side, we did not have on a NFE basis any significant impact on the P&L from Q2 to Q3.
Correspondent
I am not still convinced, what do you attribute for the 74 million as against 177 year on year ago?
Suresh Senapaty
Why not LAN explain to you offline Balaji?
Correspondent
Okay. On land, there is only progress you said.
Suresh Senapaty
Yes, the question was on progress, so I answered on the progress, and so far as land is concerned, you know we would like it to our requirement but at the end of the day it should be based on what the government would make as available.
Correspondent
Kitna apne apply kiya, ye to bataeye.
Azim Premji
No, we don’t want to get into this controversy, please keep us out of it.
Correspondent
Quarter-on-quarter, the road to your office is getting worse, it is hellish.
Azim Premji
That is why we have journalists here, so you all can experience it.
Correspondent
You don’t need this road.
Azim Premji
I mean you all have far more powers on issues like this than we will ever have today.

Correspondent
We have enough experience elsewhere. We don’t need to come to know from you. What is it you have done about this?
Azim Premji
No, I think Hyderabad is investing a lot on infrastructure. Chennai is investing a lot in infrastructure. Most large cities are investing in infrastructure and really sincerely attempting to fix problems there is no question on that.
Correspondent
Which implies that here it is not being invested.
Azim Premji
No I am not saying that. I think you have to make your own judgment, you live in this city. I am not going to make any controversial statements.
Moderator
If there are no questions shall we break, shall we break for tea please.